UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated March 21, 2025, announcing the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company and resignation of Mr. Ola Lorentzon, Mr. John Fredriksen, Mr. Ben Mills and Mr. Cato Stonex as Directors of the Company. Following these changes, the Board of Directors currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: March 24, 2025	Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer

Exhibit 99.1
GOGL – Changes to the Board composition
21.03.2025
Golden Ocean Group Limited (Nasdaq: GOGL & OSE: GOGL) (“GOGL” or the “Company”) is pleased to announce the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company.
Mr. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV and he also sits on the Supervisory Board of CMB.TECH since 2023.
Mr. Patrick Molis graduated from the Institut d’Etudes Politiques de Paris and holds a Master’s degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998) and director of Sabena Technics. He has previously served as member of the board of directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008- 2022) and of the Conseil d’orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit. He currently sits on the Supervisory Board of CMB.TECH since 2023 as an independent member.

The Company further announces that Mr. Ola Lorentzon, Mr. John Fredriksen, Mr. Ben Mills and Mr. Cato Stonex in conjunction with the above appointments have stepped down from their positions as Directors of the Company. The Company would like to express its sincerest gratitude for the many years of positive contribution these directors have brought to the development of its business.
Taking into account these changes, the Board of Directors currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis.
In its new composition, the Board of Directors looks forward to initiate conversations with the Company’s new reference shareholder, CMB.TECH. The Board of Directors expects conversations to include potential strategic options, commercial cooperation, operational and technical partnerships, and/or other forms of business combinations. Until further notice, the Board of Directors intends to maintain the Company’s current dividend policy.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
March 21, 2025
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
Forward-looking statements: This release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.